UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Please find attached press release regarding organizational changes.

Madrid, July 29, 2026

PRESS RELEASE 07.29.2026

BBVA Renews Its Leadership Team to Drive Transformation in This New Era

BBVA has approved a renewal of its leadership team to drive transformation in an environment shaped by the profound impact that artificial intelligence will have on the business, on the way we work and, especially, on the experience the bank provides to customers. All the newly appointed executives come from within the Group, forming a renewed leadership team that combines extensive experience in transformation, innovation and customer focus. The changes also simplify the organization to foster greater integration across related functions.

“Everyone at BBVA has a role to play in shaping our transformation. In a context of accelerating change, this renewed leadership puts us in the best position to drive a new cycle of growth and build on our track record of success. This organization strengthens our ability to help our customers go further, create more opportunities for our employees, deliver sustainable growth for our shareholders and contribute to the progress of society,” stated Carlos Torres Vila, Chair of BBVA.

The renewal of the leadership team and the adaptation of the organization are reflected in the following appointments and organizational changes:

•	Mexico: José Luis Elechiguerra, currently Head of Global Risk Management, will succeed Eduardo Osuna as BBVA's Country Manager in Mexico. Osuna will become Chairman of the Board of Directors of BBVA Mexico[1].

•	Global Risk Management (GRM): Pablo Pastor, currently Head of Risk for South America and Türkiye, will succeed José Luis Elechiguerra as Head of GRM. In addition, the Compliance and Non-Financial Risks functions, previously part of the Regulation & Internal Control area, which will be discontinued, will be integrated into GRM under the leadership of Rocío Pérez as Global Head of Compliance & Internal Control. This creates an integrated risk function covering all risks, while simplifying first-line reporting[2].

•	Institutional Engagement: Mario Pardo, currently Country Manager of BBVA in Colombia, will lead this new global area, which focuses on managing BBVA’s relationship with the institutional, regulatory, and public policy environment, as well as the Group's institutional representation. To this end, it will bring together the Regulation and Supervisory Relations functions - both previously part of Regulation & Internal Control-, along with Public Affairs and BBVA Research.

1 Once appointed by the Board of Directors of BBVA Mexico.

2 Both functions (GRM and Compliance & Internal Control) will have direct access to the Board of Directors.

PRESS RELEASE 07.29.2026

•	Colombia: Gloria Couceiro, currently Global Head of Financial Planning and Cost & Investment Management, will succeed Mario Pardo as Country Manager of BBVA in Colombia.

•	The new structure streamlines the monitoring model for South American countries. Argentina, where Jorge Bledel will continue as Country Manager; Colombia, with Gloria Couceiro; and Peru, where Fernando Eguiluz will remain in his role, will now report directly to the Chief Executive Officer. The remaining South American countries will report to either Commercial Client Solutions or Retail Client Solutions[3]. With these changes, the Country Monitoring area will be discontinued.

•	Finance: Gonzalo Rodríguez, until now Head of Retail Banking at BBVA in Spain, will become the Group’s new Chief Financial Officer, succeeding Luisa Gómez Bravo.

•	Talent & Culture: Victoria del Castillo, currently Head of Strategy & M&A, will succeed Paul Tobin as Global Head of Talent & Culture.

•	Strategy & M&A: Roberto Albaladejo, currently Head of Global Clients Coverage and Sustainability & CIB Strategy, will succeed Victoria del Castillo as Global Head of Strategy & M&A.

•	Legal: Jacobo de Nicolás, currently Head of Legal Services for BBVA in Mexico, will succeed María Jesús Arribas as Global Head of Legal.

•	General Secretariat: Rosario Mirat, currently Head of the Chair’s Office, will become General Secretary of BBVA’s Board of Directors, succeeding Domingo Armengol.

“The transformation our industry is undergoing requires us to evolve continuously. We have an exceptional team, with a very powerful combination of experience, knowledge of our markets, and execution capabilities. These changes will enable us to make decisive progress on our strategic priorities in an environment shaped by the profound impact of artificial intelligence, while always keeping the customer at the center,” said Onur Genç, CEO of BBVA.

Carlos Torres Vila and Onur Genç, on behalf of the entire BBVA team, expressed their deepest appreciation and gratitude to Domingo Armengol, María Jesús Arribas, Juan Asúa, Ana Fernández Manrique, Luisa Gómez Bravo, Eduardo Osuna, Jorge Sáenz de Azcúnaga and Paul Tobin, who are stepping down from their executive roles at BBVA: “Their leadership, commitment and generosity have been pivotal in building the bank we are today. Each of them has left a lasting mark on BBVA, on their teams and on the people they have worked with. We are extremely grateful for their many years of dedication, their decisive contribution to the bank's transformation, and the human quality with which they have always carried out their responsibilities.”

They are expected to remain linked to BBVA, contributing their knowledge and experience to initiatives of interest to the Group and, in some cases, serving on the boards of directors of different subsidiaries, in accordance with the applicable appointment processes.

3 Uruguay and Venezuela will report to Commercial Client Solutions, while Forum Chile will report to Retail Client Solutions.

PRESS RELEASE 07.29.2026

As a general rule, the changes will take effect on September 1. Once the appointments have been formalized, subject to the applicable regulatory procedures, the organization will be as follows:

Chief Executive Officer
Onur Genç

Business Units

Sustainability Corporate & Investment Banking
Javier Rodríguez Soler

Commercial Client Solutions
Jaime Sáenz de Tejada

Retail Client Solutions
David Puente

Digital Banks
Murat Kalkan

Spain
Peio Belausteguigoitia

Mexico
José Luis Elechiguerra

Türkiye
Mehmet Aktan

Argentina
Jorge Bledel

Colombia
Gloria Couceiro

Peru
Fernando Eguiluz

Global Functions

Finance
Gonzalo Rodríguez

Global Risk Management (1)
Pablo Pastor

Compliance & Internal Control (1)
Rocío Pérez

Chair
Carlos Torres Vila

Transformation

Engineering
Carlos Casas

Talent & Culture
Victoria del Castillo

AI Transformation
Antonio Bravo

Strategy

Strategy & M&A
Roberto Albaladejo

Communications
Paula Puyoles

Institutional Engagement
María Pardo

Legal and Control

Legal
Jacobo de Nicolás

General Secretariat
Rosario Mirat

Internal Audit (2)
Carlos Sanz-Pastor

(1) Direct access to the Board of Directors

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 638 14 65 40

comunicacion.corporativa@bbva.com

For additional financial information about BBVA visit:

https://accionistaseinversores.bbva.com/

For more BBVA news visit: https://www.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 29, 2026	By:	/s/ Paul Tobin
	Name:	Paul Tobin
	Title:	Global Head of Talent & Culture